Cole Credit Property Trust II
Advisor Webinar – Proxy Vote Update
Filed by Cole Credit Property Trust II, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Spirit Realty Capital, Inc.
Registration Statement No. 333-187122

©2013 Cole Capital Advisors. All Rights Reserved.

CCPT II PROXY
Forward-Looking Statements
Certain statements contained in this document, other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as
amended (the “Exchange Act”), including statements regarding the merger and the ability to consummate the merger. We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “would,” “could,” “should,”
“expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the Securities and Exchange Commission (the “SEC”). We make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this document, and we do not intend, and undertake no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

©2013 Cole Capital Advisors. All Rights Reserved.

CCPT II PROXY
Proxy – What are we asking from Shareholders?
Background:
•
CCPT II and Spirit Realty Capital (“Spirit”) have entered into an agreement and plan of merger
•
If completed, the merger will create one of the largest triple-net REITs in the
US
•
It is expected that the Combined Corporation will trade on the New York
Stock Exchange, referred to herein as the NYSE, under the symbol “SRC”
Shareholder Request:
•
Carefully read all proxy materials
•
Submit a proxy vote to ensure shares are represented in advance of the
CCPT II Annual Meeting (scheduled for June 12th)

©2013 Cole Capital Advisors. All Rights Reserved.

CCPT II PROXY
Why Vote?
YOUR VOTE IS IMPORTANT
Whether or not shareholders plan to attend the annual meeting, they should submit a proxy to vote their shares as promptly as possible. To submit a proxy, complete, sign, date and mail the proxy card in the preaddressed postage-paid envelope provided or, call the toll free telephone number listed on the proxy card (888) 409-4185 or use the Internet as described in the instructions on the proxy card to submit the proxy.
Submitting a proxy will assure that shareholders’ votes are counted at the annual meeting if they do not attend in person.

©2013 Cole Capital Advisors. All Rights Reserved.

CCPT II PROXY
Q: What is the proposed transaction?
A:
CCPT II and Spirit are proposing a combination of their companies through the merger of Spirit with and into CCPT II, with CCPT II continuing as the surviving entity. The Combined Corporation will be named “Spirit Realty
Capital, Inc.” CCPT II has applied to list the shares of the Combined
Corporation, including the shares to be issued to Spirit stockholders in the merger, on the NYSE upon the closing of the merger. It is expected that the shares of the Combined Corporation common stock will trade on the NYSE under Spirit’s current symbol “SRC”.
The merger agreement also provides for the merger of Cole Operating
Partnership II, referred to herein as the CCPT II Partnership, with Spirit
Realty, L.P., referred to herein as the Spirit Partnership, with the Spirit
Partnership continuing as the surviving entity, referred to herein as the partnership merger.

©2013 Cole Capital Advisors. All Rights Reserved.

CCPT II PROXY
Q: What will happen in the proposed transaction?
A:
As a result of the merger, each issued and outstanding share of Spirit common stock will be converted automatically into the right to receive 1.9048 shares of common stock, par value $0.01 per share, of the Combined
Corporation, which equates to an inverse exchange ratio of 0.525 shares of
Spirit common stock for one share of CPPT II common stock.
As a result of the partnership merger, each partnership unit of the CCPT II
Partnership held by Cole REIT Advisors II, LLC, referred to herein as the
Advisor (as the sole limited partner), will be converted into one validly issued share of the Combined Corporation common stock, and each partnership unit of the CCPT II Partnership held by CCPT II will automatically be retired and will cease to exist; each outstanding unit in the Spirit Partnership will remain outstanding; and the general partner interest of the Spirit Partnership will constitute the only general partner interests in the surviving partnership.

©2013 Cole Capital Advisors. All Rights Reserved.

CCPT II PROXY
Q: Who can vote at the stockholder meetings?
A:
All CCPT II stockholders of record as of the close of business on March 27,
2013, the record date for determining stockholders entitled to notice of and to vote at CCPT II’s annual meeting, are entitled to receive notice of and to vote at the CCPT II annual meeting. As of the record date, there were 208,584,611 shares of CCPT II common stock outstanding and entitled to vote at the
CCPT II annual meeting, held by approximately 40,824 holders of record.
Each share of CCPT II common stock is entitled to one vote on each proposal presented at the CCPT II annual meeting.

©2013 Cole Capital Advisors. All Rights Reserved.

CCPT II PROXY
Q: What vote is required to approve the proposals?
• Approval of the proposal of CCPT II to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of CCPT II common stock entitled to vote on such proposal.
• Approval of the proposal to elect directors requires the affirmative vote of the holders of at least a majority of shares of CCPT II common stock present in person or by proxy at the meeting.
• Approval of the proposal of CCPT II to adjourn the annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of the votes cast on such proposal.
A:

©2013 Cole Capital Advisors. All Rights Reserved.

CCPT II PROXY
Q: Can my broker or other nominee vote my
shares of CCPT II common stock?
A:
No. If you hold your shares of CCPT II common stock in a stock brokerage account, or custodial account, you must vote your shares.

©2013 Cole Capital Advisors. All Rights Reserved.

CCPT II PROXY
Q: Do I need to do anything with my stock certificates now?
A:
If you are a CCPT II stockholder, you are not required to take any action with respect to your CCPT II book-entry shares. Such book-entry shares will represent shares of the Combined Corporation after the merger.

©2013 Cole Capital Advisors. All Rights Reserved.

CCPT II PROXY
Q: When is the merger expected to be completed?
A:
CCPT II and Spirit expect to complete the merger as soon as reasonably practicable following satisfaction of all of the required conditions. If the stockholders of both CCPT II and Spirit approve the merger and the other conditions to closing the merger are satisfied or waived, it is expected that the merger will be completed in the third quarter of 2013. However, there is no guaranty that the conditions to the merger will be satisfied or that the merger will close.

PLEASE VOTE USING ONE OF THE FOUR WAYS LISTED BELOW

Over the Internet

Open the web page: http://www.eproxy.com/cole and follow the online instructions to cast your vote. Your control number is located on the proxy card.

Via Your Smart Phone

Scan the QR code and follow the online instructions to cast your vote. Your control number is located on the proxy card.

OR

Via Telephone [redacted]

For your convenience, you may cast your vote by touch-tone telephone. Please refer to the proxy card for instructions and your control number.

Complete the Proxy Card and Return by Mail

On the proxy card, cast your vote on the proposals, sign in black or blue ink, date and return it in the postage-paid envelope provided. Please note, all parties must sign.

• COLE •

©2013 Cole Capital Advisors. All Rights Reserved. 12 How to Vote? (888) 409-4185 CCPT II PROXY

On or about April 7th	April 18th	May 6th	June 12th
Proxy materials delivered to shareholders via mail or email.	Proxy call campaign to those who have not voted.	Proxy re-mailed to those who have not voted.	CCPT II Annual Shareholder Meeting

COLE

©2013 Cole Capital Advisors. All Rights Reserved. 13 Timeline CCPT II PROXY

©2013 Cole Capital Advisors. All Rights Reserved.

CCPT II PROXY
Disclaimer
Additional Information and Where to Find It
This document is not a substitute for the Registration Statement on Form S-4 (File No. 333-187122) that CCPT II filed with the SEC in connection with the proposed merger with Spirit, or the definitive joint proxy statement/prospectus sent to security holders of CCPT II and Spirit on or about April 2, 2013 seeking their approval of the proposed merger. INVESTORS AND SECURITY HOLDERS OF CCPT II AND SPIRIT ARE
URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED APRIL
2, 2013, WHICH WAS SENT TO SECURITY HOLDERS OF CCPT II AND SPIRIT ON OR ABOUT APRIL 2,
2013, AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. Investors and
security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by
II with the SEC will be available free of charge by directing a written request to Cole Credit Property Trust II, Inc.,
2325 East Camelback Road, Suite 1100, Phoenix, Arizona, 85016, Attention: Investor Relations.  Copies of the
documents filed by Spirit with the SEC will be available free of charge on Spirit’s website at www.spiritrealty.com or by directing a written request to Spirit Realty Capital, Inc., 16767 North Perimeter Drive, Suite 210, Scottsdale,
Arizona 85260, Attention: Investor Relations.
Participants in the Solicitation
CCPT II and Spirit and their respective directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from CCPT II’s stockholders and Spirit’s stockholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is available in the joint proxy statement/prospectus filed with the SEC.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
CCPT II and Spirit with the SEC at the SEC’s web site at
www.sec.gov.
Copies of the documents filed by CCPT